Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Marshmallow Jetpack Inc.
39848 San Francisquito Canyon Road
Santa Clarita, CA 91390
https://www.marshmallowjetpack.com

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Marshmallow Jetpack Inc.
Address: 39848 San Francisquito Canyon Road, Santa Clarita, CA 91390
State of Incorporation: DE
Date Incorporated: April 06, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% Bonus Shares.

Amount-Based:

$250 | Lead

Access to alpha and another key to give a friend.

$500 | Copper

Access to the private Investor community.

$1,000 | Bronze

Your name added to the "Wall of Fame" on the Marshmallow Jetpack website.

$2,500 | Iron

Exclusive Investor Hangar Skin NFT.

$5,000 | Silver

A free presale bundle (the bundle we make at the standard level for the presale itself) + 3% Bonus Shares.

$10,000 | Gold

Exclusive Investor Chassis Skin NFT + 5% Bonus Shares.

$25,000 | Platinum

Dinner with the team (travel and lodging not included). + 7% Bonus Shares.

$50,000 | Vantium

Work with the team to make a character in the game world + 10% Bonus Shares.

*All perks are occur after the offering ends.

The Company and its Business

Company Overview

Marshmallow Jetpack is a game studio with a team comprised of members from some of the biggest tech and gaming companies, including: Blizzard, Google, Netflix, and Upper Deck. Marshmallow Jetpack is currently in the process of developing its debut game, Velkin Falling.

Velkin Falling is a mech combat, turn-based game that gives the power to the players by allowing them to collect, sell, and trade Non-Fungible Tokens (NFTs) that can also be used for gameplay.

NFTs are unique digital assets that an individual owns. The ownership of these digital assets live on the blockchain and they cannot be duplicated. Some of Velkin Falling's NFTs may include skins, equipment, buddies, and more.

Competitors and Industry

Marshmallow Jetpack lives within the gaming industry. Main players in the gaming industry include: Activision Blizzard, Nintendo, Valve Corporation, Rockstar Games, Electronic Arts, Ubisoft, Riot Games, and Wizards of the Coast.

Marshmallow Jetpack's direct competitors are Immutable, Horizon Games, and Mythical Games with annual revenues of $4.5M, $2M, and $1.5M respectively; while an indirect competitor is Vulcan Forged.

Marshmallow Jetpack is developing a mech-themed combat game that will utilize NFTs and blockchains to create a play-to-earn environment. As of April 20th of 2021, there have been over 5,583,076 NFTs sold for a total of $692M - averaging $123 per NFT sold. (www.nonfungible.com)

Current Stage and Roadmap

Marshmallow Jetpack is in the prototyping and engine development stage for their debut game, Velkin Falling, with internal playtesting in a simulated environment.

Assuming the company is able to raise funds, we will launch our NFT Pre-sale to generate additional funds and hire additional personnel. Most the of the new employees will be a mixture of artists (3D modelling and UI/UX primarily) and code engineers who will build Velkin Falling within the Unity Game Engine. Once a prototype of Velkin Falling is further fleshed out, we can move into early releases and alpha testing.

The information gained from the alpha testing will be used to update Velkin Falling, add finishing touches, and make our Beta through to eventually the Early Access then Master Candidate.

Tentative Roadmap:

Q3 of 2021 - Funding / Velkin Falling NFT Pre-sale

Q4 of 2021 - Hiring personnel and complete prototype

Q1 of 2022 - Launch Alpha Testing and Early Release

Q2 of 2022 - Closed Beta and Final Polish

Q4 of 2020 - Master Candidate

Q1 of 2023 - Initial Release

The Team

Officers and Directors

Name: Justin Smith

Justin Smith's current primary role is with Osbourne Media. Justin Smith currently services 40+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & CEO
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Company Oversight - Currently, Justin does not take a salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Osbourne Media
  Title: Executive Producer / Producer
  Dates of Service: October 01, 2019 - Present

Responsibilities: Creative brainchild of many TV shows that are currently in development and production. Assists with editing and overall creative direction.

Other business experience in the past three years:

- **Employer:** Leyline
  Title: President
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Creates, communicates and implements the organization's vision, mission and overall direction. Business networking and relationship builder. Encouragement captain for the entire company.

Other business experience in the past three years:

- **Employer:** Mixed Martial Arts Instruction
  Title: Instructor
  Dates of Service: January 01, 1998 - Present
  Responsibilities: Designed creative ways to motivate students to get healthy, work out and be eager to learn. Encourage the betterment of ones self and outside. 3rd Degree black belt in an American Freestyle (MMA)

Name: James Turner

James Turner's current primary role is with PlayMagic. James Turner currently services 40+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & COO
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Operations - Currently, James does not take a salary compensation for this role.

Other business experience in the past three years:

- **Employer:** PlayMagic
  Title: Senior Producer
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Oversees the development of multiple titles, managing internal and external stakeholders and developers.

Other business experience in the past three years:

- **Employer:** indie:out

Title: Co-Founder and Senior Project Manager
Dates of Service: December 01, 2016 - April 01, 2021
Responsibilities: Provide representation, contract negotiation, game development insight and business development advice for indie game developers.

Name: Russ Pippin

Russ Pippin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Game Director
Dates of Service: May 17, 2021 - Present
Responsibilities: Game Director - Currently, Russ does not take a salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Blizzard Entertainment
Title: Senior Product Manager
Dates of Service: September 18, 2008 - May 14, 2021
Responsibilities: Ran the internal tools team of Battle.net

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, video games. Our revenues are therefore dependent upon the market for video games.

We may never have an operational product or service

It is possible that there may never be an operational video game or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our video game. Delays or cost overruns in the development of our video game and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Marshmallow Jetpack was formed on April 7th, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Marshmallow Jetpack has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Marshmallow Jetpack is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Marshmallow Jetpack or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Marshmallow Jetpack could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Cryptocurrency Volatility

Price fluctuations, or volatility, of cryptocurrency exchanges are driven by many factors. Volatility is driven, in part, by varying perceptions of the intrinsic value of the cryptocurrency as a store of value and method of value transfer. A store of value is the function by which an asset can be useful in the future with some predictability. A store of value can be saved and exchanged for some good or service in the future. Do conduct your own due diligence and consult your financial advisor before making any investment decisions.

The prices of blockchain assets are extremely volatile

Fluctuations in the price of digital assets could materially and adversely affect our business, and the NFTs may also be subject to significant price volatility. A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including NFTs for our video game. For example, a security breach that affects investor or user confidence in one cryptocurrency may also cause the price of NFTs and other blockchain assets to fluctuate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Justin Smith	2,600,000	Common Stock	29.0
James Turner	2,600,000	Common Stock	29.0
Russell J. Pippin	2,600,000	Common Stock	29.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Right of First Refusal

The Company maintains a Right of First Refusal to shareholder transfers.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $800.00
  Number of Securities Sold: 8,000,000
  Use of proceeds: Issuance of shares.
  Date: April 07, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is newly formed, and has not yet started generating revenues. To date, the Company has been grassroot and has relied on funds from its founders. Our StartEngine campaign is akin to our seed round. As such, we are reliant from the proceeds of this offering to further operate our business.

Our plan is to use any funds raised from this campaign to get us to our NTF pre-sale, which is currently scheduled to launch in the Fall of 2021. Any revenue generated from our pre-sale will be used to continue operates and hire engineers and game designers to build the alpha version of Velkin Falling.

Foreseeable major expenses based on projections:

The major expense will be employee compensation. Marshmallow Jetpack is currently comprised of 13 members, all of whom are not currently taking a salary. We estimate that the salaries for our 13 members will be between $55-60k per month. In addition to salaries, we have estimated a monthly cost of $25-30k for general overhead, such as: web servers, legal, system monitoring, database servers, and additional art assets.

Future operational challenges:

The launch of our debut game, Velkin Falling. In order for our game to be successful, we need to create a polished final product with an effective marketing campaign. Acquiring funding for these tasks will be a future operational challenge.

Future challenges related to capital resources:

Game development expenses. We estimate that it will one of our biggest expenses in the near future as we continue to build our game. Marketing and other various business expenses will also be a factor.

Future milestones and events:

Our next anticipated milestone will be our NFT Pre-sale by Fall of 2021. This pre-sale will be the beginning our company's opportunity to start generating revenue, which we predict will allow us to continue on our planned road to launch our debut game, Velkin Falling, by Q1 of 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has no capital resources and is currently reliant on captial contributions from its founders and donated time from our team. The company does not have any lines of credit. The company bank account has a balance of $0.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised through StartEngine will be our company's sole source of capital to date. We do not have any other sources of capital currently available.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Without funds from this campaign, the company will not be able to move forward with its roadmap without seeking funds from other sources.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company currently has minimal capital resource and is currently reliant on captial contributions from its founders and donated time from our team. Raising the minimum would not allow the company to move forward without seeking resources from elsewhere.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum goal is reached, the company would be able to operate for the next 6-8 months and get us through our NFT Pre-sale without needing to seek additional financing. Up to and through our Pre-sale, we estimate that our monthly burn rate will be $90k.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are currently no other future sources of capital available. We are planning to launch our NFT Pre-sale in Fall of 2021 which we hope will fund the remaining development costs associated with the game.

Indebtedness

- **Creditor:** Justin Smith
  Amount Owed: $1,970.00
  Interest Rate: 0.0%
  Will mature by the end of our StartEngine crowdfunding campaign.

- **Creditor:** NIck Grayson
  Amount Owed: $496.86
  Interest Rate: 0.0%
  Will mature by the end of our StartEngine crowdfunding campaign.

Related Party Transactions

- **Name of Entity:** Justin Smith
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Upfront costs for BACs and CPA totaling $1970.00
  Material Terms: $1970.00 with 0% interest. Will mature by the end of our StartEngine crowdfunding campaign.

- **Name of Entity:** Nick Grayson
  Relationship to Company: Director

Nature / amount of interest in the transaction: Upfront costs for website domain and business tools (Notion and GSuite) totaling $496.86
Material Terms: $496.86 with 0% interests. Will mature by the end of our StartEngine crowdfunding campaign.

Valuation

Pre-Money Valuation: $18,000,000.00

Valuation Details:

The pre-money valuation of Marshmallow Jetpack was determined interally by the Company, without a third-party independent valuation.

Our valuation is based on an analysis of the Company's top 4 competitors. Marshmallow Jetpack's direct competitors in the NFT and blockchain gaming space are Immutable , Horizon Games, and Mythical Games. While the games from these developers aren't the same as ours, Velkin Falling, the similarities between Marshmallow Jetpack and these competitors come from working within both the NFT and gaming industries. For Immutable and Horizon Games, their IPs are fantasy-based trading cards games and Mythical Games has a multiplayer party game where players compete in various mini-games. Each of these game studios have implemented the use of NFTs in their gameplay.

Unlike the studios listed above, our game, Velkin Falling, is a Sci-Fi game; however, we are also implements the use of NFTs as a key gameplay mechanic.

According to Crunchbase, $17.4M, $8.8M, and $38.1M were raised by our competitors, respectively, for average of $21.43M. Based on those numbers, we believe that our valuation of $18M is an achievable number.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  The funds will be use for employee salaries and for development of the game.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  26.5%
  We will use a percentage of our funds for marketing the game.

- *Operations*
  70.0%
  The funds will be use for employee salaries and for development of the game.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.marshmallowjetpack.com (marshmallowjetpack.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/marshmallow-jetpack

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Marshmallow Jetpack Inc.

[See attached]

MARSHMALLOW JETPACK INC.

FINANCIAL STATEMENTS
FROM INCEPTION (APRIL 6, 2021) TO APRIL 12, 2021
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Marshmallow Jetpack Inc.
Santa Clarita, California

We have reviewed the accompanying financial statements of Marshmallow Jetpack Inc, (the "Company,"), which comprise the balance sheet as April 6, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the periods from Inception (April 6, 2021) to April 12, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 16, 2021
Los Angeles, California

MARSHMALLOW JETPACK INC.

BALANCE SHEET

(UNAUDITED)

As of		**April 12, 2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Inventory		-
Other current assets		-
Total current assets		**-**
Total assets	**$**	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Shareholders' loans		2,467
Total current liabilities		**2,467**
Non-Current Liabilities:		
Loans		-
Total liabilities		**2,467**
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.0001 10,000,000 shares authorized, 8,000,000 issued and outstanding		800
Subscription Receivable		(800)
Retained earnings/(Accumulated Deficit)		(2,467)
Total stockholders' equity		**(2,467)**
Total liabilities and stockholders' equity	**$**	**-**

See accompanying notes to financial statements.

MARSHMALLOW JETPACK INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (April 6, 2021)		April 12, 2021
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and adminstrative		2,467
Sales and marketing		-
Total operating expenses		2,467
Operating income/(loss)		(2,467)
Interest expense		-
Income/(Loss) before provision for income taxes		(2,467)
Provision for income taxes		-
Net income/(Net Loss)	**$**	**(2,467)**

See accompanying notes to financial statements.

MARSHMALLOW JETPACK INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Shareholders' Equity
Inception date (April 6, 2021)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	8,000,000	800	(800)	-	-	-
Issuance of preferred stock	-	-	-	-	-	-
Net income/(loss)		-	-		(2,467)	(2,467)
Balance—April 12, 2021	8,000,000	$ 800	$ (800)	$ -	$ (2,467)	$ (2,467)

See accompanying notes to financial statements.

MARSHMALLOW JETPACK INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of Inception (April 6, 2021)		April 12, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(2,467)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Shareholders' loans		2,467
Net cash provided/(used) by operating activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock		-
Net cash provided/(used) by financing activities		-
Change in cash		-
Cash—beginning of year		-
Cash—end of year	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$	800.00

See accompanying notes to financial statements.

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

Marshmallow Jetpack Inc., was formed on April 6, 2021 in the state of Delaware. The financial statements of Marshmallow Jetpack Inc. , (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Clarita, California.

Marshmallow Jetpack Inc. is a game studio, founded in 2021. Our debut game, Velkin Falling, is currently scheduled for release in early 2023. We currently have approximately 15 employees and all work remotely.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The company will earn revenues from the sale of its video games digitally.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 16, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 16, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DEBT

Since inception through April 9.2021, the company has received advances/loans in the aggregate amount of $2,467 from two of its founders and shareholders Justin Smith and Nick Grayson. The loan bears no interest rate and is payable upon the completion of its equity crowdfunding transaction.

4. SHAREHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock, $0.0001 par value. As of April 12, 2021, 8,000,000 shares of Common Stock have been issued and outstanding for a value of $800.

5. RELATED PARTIES

Since inception through April 9.2021, the company has received advances/loans in the aggregate amount of $2,467 from two of its founders and shareholders Justin Smith and Nick Grayson. The loan bears no interest rate and is payable upon the completion of its equity crowdfunding transaction.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of April 12, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 16, 2021 the date the financial statements were available to be issued.

The Company is in the process of launching a Reg CF crowdfunding campaign.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Marshmallow Jetpack

Free-to-play meets NFTs


MARSHMALLOW
JETPACK

Website | Santa Clarita, CA | CONSUMER INTERNET

Marshmallow Jetpack is an innovative game studio that will provide players with the ability to transfer the value of their in-game assets into the real world. By merging blockchain with game design, Marshmallow Jetpack's debut game, Velkin Falling, will allow players to fully own their digital goods in the form of non-fungible tokens. With a cryptocurrency-backed, play-to-earn model, these acquisitions will be then tradeable on secondary markets, empowering players and turbocharging demand and competition.

$0.00 raised

0 Investors	$18M Valuation
$2.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Gaming and cryptocurrency are both booming; video game loot box revenue is projected to exceed $20 billion by 2025, while the current NFT market is valued at over $2B.
- Through Marshmallow Jetpack's innovative approach, NFTs will be owned by the player, incentivizing users to increase their purchases.
- We believe this is a unique opportunity to enter early into what we believe is the rapidly expanding crypto gaming market.

Combining video games with blockchain technology

Marshmallow Jetpack is ready to revolutionize the gaming industry by merging it with the growing power of cryptocurrency. With our debut game, Velkin Falling, which is still in development, we're merging concepts from blockchain and game design to provide players with fully owned digital goods that retain value beyond the game itself.



**All renderings, maps, photos, graphic images, environments, drawings, and all other artwork depicted are illustrative only. They may not be accurately depicted and may be changed at any time.*

Non-fungible tokens (NFTs) are unique digital assets that an individual owns. The ownership of these digital assets live on the blockchain and they cannot be duplicated.

By combining core elements of competitive gameplay with secondary markets of collectible non-fungible tokens (NFTs), we're building a new gaming model that empowers players like never before. We see Velkin Falling as just the beginning of our journey to make groundbreaking titles that push the boundary of what games can be.

THE PROBLEM

Most video game assets are worthless in the real world

Every day, gamers grind for hours to amass greater and greater quantities of in-game assets. But their digital purchases—billions of dollars' worth—are obsolete the moment they leave the game. Whether it's weapons, skins, prizes, or ammo, this inventory holds no external value. We believe the current status quo lacks imagination and is leaving huge opportunities on the table.


There are billions of dollars spent on in-game purchases, yet they don't have any value outside of the game for the player.

THE SOLUTION

In-game winnings with real-world, tradeable value

A player's purchases should be able to move beyond the confines of a single game, creating a new gaming economy for incentive and reward. With Velkin Falling, our flagship game, we are giving in-game items an entirely new value proposition. Whether you earn or buy your Velkin Falling NFTs, they will be both functional within the game and redeemable in the real world.

**All renderings, maps, photos, graphic images, environments, drawings, and all other artwork depicted are illustrative only. They may not be accurately depicted and may be changed at any time.*


SYSTEM
OPERATION
USER:
UNKNOWN

**All renderings, maps, photos, graphic images, environments, drawings, and all other artwork depicted are illustrative only. They may not be accurately depicted and may be changed at any time.*

A player fully owns their NFTs on the Klaytn blockchain, and with Klaytn's partnership with OpenSea, they'll even have the additional option to move their NFTs to other blockchains. We believe the potential for full NFT ownership will incentivize a higher level of gameplay and purchasing. By integrating blockchain and NFTs, we're delivering a whole new world of possibilities for the way gamers invest their time and money.


Incentivize a higher level of gameplay
Fully owned NFTs on the Klatyn Blockchain
Valuable in the real world
Purchases
Functional within the game
Options to move their NFTs to other blockchains
A new way for gamers to invest their time and money

THE MARKET

Blockchain and NFTs are on the rise

There are more than 2.5 billion active gamers across the globe, and that number is only growing—jumping by a full billion over the past five years. (Wired) The global gaming market was valued at over $162 billion in 2020 and is expected to reach a value of $295 billion by 2026. (source) The number of wallets containing NFTs grew by 97% in 2020, with overall transactions accruing $250M. (source) Notably, today's players have begun to show a greater willingness to purchase items that are cryptocurrency-based. (source)


2.5+ Billion Gamers Across the Globe
A billion more than just five years ago
The gaming market's value in 2020
$162 Billion

Other gaming companies:

- Hearthstone: Estimated $600M+ in annual revenue; generates up to $40M in revenue per month. (source 1, source 2)
- Splinterlands: Grossed $1M in 2019 from 1.7M card transactions. (source)
- Magic the Gathering: By July in 2019, Magic the Gather had already generated an estimated $500M in revenue. (source)
- Gods Unchained: Made ~$4M in revenue from pre-sale of 4M cards. (source)
- MTG: Arena players spend an average of $75 annually on in-game currency, with total players expected to reach 11 million by the end of 2021. (source)


Estimated $600M+ in revenue. Generates $25M to $40M a month in revenue
Grossed $1M USD in 2019 from 1.7M card transactions
2019 online launch increased revenue by $146M
Made ~$4M in revenue from pre-sale of 4M cards

OUR TRACTION

Gaming industry veterans ready to deploy new technologies

Marshmallow Jetpack has assembled a powerful team of industry veterans. Through combined brainpower and expertise, we've developed the critical blueprint for Velkin Falling, and have already begun internal playtesting. We're tackling our fundraising campaign with gusto, pitching to gaming aficionados and newcomers alike.


A group of life-long gamers and industry veterans committed to building immersive worlds

Marshmallow Jetpack is in the prototyping and engine development stage for their debut game, Velkin Falling, with internal playtesting in a simulated environment.


All-Time NFT Market
As of 04/20/21
$692M
USD Vol
5.58M
NFTs SOLD
$123
AVG Price

Source

WHAT WE DO

Free-to-play meets NFTs



**All renderings, maps, photos, graphic images, environments, drawings, and all other artwork depicted are illustrative only. They may not be accurately depicted and may be changed at any time.*

Cutting-edge technology and human-centered game design are the keys to bringing people together, sparking excitement, and empowering individuals. Our flagship game, Velkin Falling, will unite high-quality, tactical combat gameplay with collectible NFTs. Whether players play-to-earn or pay-to-play, all NFTs they accumulate will hold both real-world and in-game value, protected on the blockchain and will be available for trading with other players.


High-quality, tactical combat gameplay
Collectible NFTs
Velkin Falling

And don't worry—we will still have all the core gaming essentials, including deep customization, in-game identity, and resource management. But this time, the money you spend in our virtual world can go a whole lot farther.


Collect
Obtain crates of NFT equipment
Build
Visit your Garage and outfit your Mech with perfect modules
Battle
Pilot your Mech strategically to defeat your opponents

THE BUSINESS MODEL

In-game NFTs tradeable on secondary markets

Within Velkin Falling, players will be able to purchase items with two different currencies: U.S. dollars or Vantium. Vantium is a hard in-game currency that can be earned through play. Using either currency, players can purchase crates, which in turn contain NFTs that become the player's property. These NFTs will live on the Klaytn blockchain and can be bought and sold on secondary markets through Klaytn's partnership with OpenSea, where Marshmallow Jetpack plans to retain a small number of transaction fees.

In addition, Marshmallow Jetpack is in conversations with the gaming platform Pocketful of Quarters ("POQ") to bring unique value and capabilities to the company. Marshmallow Jetpack plans to use the POQ platform, which includes the integration of POQ's blockchain product as well as access to their esports and publishing model.



Crates can be bought with real money or Vantium
Vantium can be earned through play
Crates contain NFTs that the User owns
Player becomes closer to completing their ideal mech
NFTs are sold and bought on secondary markets
We keep a small amount of transaction fees

By pricing crates at $2.99* each (with the option of buying bundles with a built-in discount), we keep the game accessible and encourage a high volume of transactions. We also plan to make available thematically appropriate seasonal crates that will have their own price points upon development. Additionally, by making the contents of each crate as 5 NFTs, with one guaranteed equipment or chassis, we ensure an element of suspense that adds a heightened sense of stakes and competition. As with all video games, revenue is dependent on a large and active user base, and we've designed Velkin Falling to spur high levels of engagement and buy-in.

**Pricing subject to change*



All renderings, maps, photos, graphic images, environments, drawings, and all other artwork depicted are illustrative only. They may not be accurately depicted and may be changed at any time.

HOW WE ARE DIFFERENT

Giving players ownership and empowerment over their digital goods

In your typical digital game, in-game assets such as characters, skins, sprays, and other cosmetics are not actually owned by the player—they're simply perks and rewards that the player can access. This means that if the player creates a new account or abandons a game, the money they've spent on those items is lost.


Crates contain NFTs


Each crate is affordable, $2.99 per crate


Free-to-play & Play-to-earn

As one of the few game companies within the cryptocurrency space, Velkin Falling's game design will allow players to fully own their digital assets. Not only can these assets be used to upgrade a user's in-game experience, but more importantly, they can be sold for real-world value. Our intelligent blockchain approach to gaming will revolutionize the way that players spend their money and their time, bringing a sea of change to the current world of gaming.

	Hearthstone	EVE Online	Gods Unchained	Velkin Falling
Exciting Collectibles	●		●	●
In-Game Identity		●		●
Deep Customizing		●		●
Free to Play	●		●	●
Pay to Earn			●	●

THE VISION

Always one step ahead of the curve

We believe Marshmallow Jetpack is positioned to become a frontrunner in the gaming industry, for players and industry insiders alike. Through masterful storytelling and design combined with cutting-edge technology, we aim to create extraordinary gaming experiences while always staying ahead of the curve. In order to achieve our vision, we'll be setting the new standard for a healthy and thriving work environment. By building an innovative and collaborative workplace, we believe we'll be able to smash our goals and shatter current gaming conventions.

Anticipated Milestones



2021
Q2
NFT Pre-sales Begin
Q3
Q4
Prototype
2022
Alpha
Q1
Q2
Closed Beta
Master Candidate
Q4
2023
Tentative Release
Q1

OUR LEADERSHIP

Veterans of the gaming industry, product management, and media production

Our core leadership brings a complementary array of experience and know-how, previously serving as executive producers, business developers, and project managers at a number of gaming companies. CEO Justin Smith (PhD) previously worked at Osbourne Media and has deep experience in gaming production and community-building. COO James Turner has been a key contributor to several award-winning digital games, from "Tearaway" to "The Trail." His passion for independent development and unique projects makes him a perfect fit for Marshmallow Jetpack's ambitious vision. Board Member Nick Grayson was a former researcher of artificial intelligence, with stints at Google, Blizzard Entertainment, and Warchief Gaming. Along with Justin, James, and Nick, the team includes talented software architects, storytellers, designers, programmers, and tech consultants with years of combined experience in the gaming industry.

Leadership



Justin Smith
CEO



James Turner
COO



Russ Pippin
Game Director

WHY INVEST

At the nexus of two explosive markets

If you've been paying attention, you know that cryptocurrency is edging further into the mainstream, and that video games have been gaining popularity for years. We're ready to capitalize on both of these trends, and deliver incredibly exciting new opportunities to captive users across the globe. In a matter of years, we'll all be looking back and wondering how it was ever possible that people spent billions of dollars that remained locked within the virtual world of a video game. We're ready to make this future into a reality.
*Velkin Falling is currently in development.

Meet Our Team



Justin Smith

CEO

Justin is our charismatic Jedi master. With a Doctorate in Asian Studies and 20 years of teaching mixed martial arts, Justin brings a wealth of unique knowledge and guiding values to the team.

Justin is an avid geek for RPG, tabletop, and videogames with experience as an Executive Producer at Osbourne Media. As a social chameleon with contagious positivity, Justin is Marshmallow Jetpack's number one fan and is excited to lend his experience in business development, community, and production at Marshmallow Jetpack.

Justin is full-time and is not taking a salary compensation.



James Turner

COO

James is a games industry veteran with experience in Production, Project Management, Business Development, and QA. From the BAFTA award-winning "Tearaway" to the Apple Top 10 Title "The Trail" and beyond, James has a deep passion for independent development and unique projects.

His spare time is spent playing video games, board games, and tabletop games like Dungeons & Dragons to create stories with amazing people. As a junkie for social games and giant mechs, he is constantly thankful to be surrounded by such fantastic, talented colleagues and friends at Marshmallow Jetpack!

James is currently part-time and is not taking a salary compensation.



Russ Pippin

Game Director

Forged in the fires of TCG competition in both MTG and Vs System, it was at a tournament in Anaheim, California where Russ was persuaded to join Upper Deck Entertainment to work on organized play and game design. Most recently, Russ worked at Blizzard Entertainment for 13 years on the Battle.net platform as a Senior Product Manager. Russ lends his wisdom in game design, competitive balance, scalable infrastructure, and production to the Marshmallow Jetpack team to foster a creative and collaborative environment where everyone can thrive.

Russ is currently part-time and is not taking a salary compensation.



Rusty Lopez

Systems Engineer and Integration

Rusty is a Software Architect with 15 years of experience in enterprise web services design. During that time, he has gathered a wealth of software design secrets and principles to build scalable, robust, highly available systems.

Rich, interactive gaming experiences inspired Rusty to start programming. It was his goal from the start of his career to land a job at the biggest and best name in gaming. In 2014 Rusty realized that dream when he was offered a position at Blizzard Entertainment where he learned from the best minds in the industry.

Rusty left Blizzard in 2019 to return home to the snow-capped mountains of Utah. Only now, 2 years later, with this team, and this project, has he found something that rivals in terms of promise and excitement.

Rusty is currently part-time and is not taking a salary compensation.



Andrew Dorland

2D Artist

After working as a Storyboard artist in Ireland for some years, Andrew returned to Canada to join RAID Studios in Toronto. Andrew has worked as a Storyboard and Concept Artist for various studios in both North America and Europe including Snowball Studios, Big Studios, and HMH Publishing. He could not be happier to draw mechs all day.

Andrew is currently part-time and is not taking a salary compensation.



Jesse Chapin

QA and Level Design

Jesse geeks out about Computer Science, Magic the Gathering, Dungeons & Dragons, Warhammer, and education. Currently, he teaches high school classes on Linux, Network Configuration, and Cyber Security. In his spare time, he pursues his hobbies by playing games, painting minis, and staying up to date on obscure technology news.

Jesse is currently part-time and is not taking a salary compensation.



Cody Urban

Marketing, Video Production, and Communications

Cody Urban is a diverse creative storyteller that enjoys authoring books, writing screenplays, broadcast journalism, public speaking, video production, show hosting, and education. He has time under his belt at Time Warner Cable News and in advertising for big-name clients like Toyota and LA County AirShow. With Marshmallow Jetpack, he puts his skills to work on building content that helps showcase and tell the stories of our team and game.

Cody is currently part-time and is not taking a salary compensation.



Blaine Lam

Game Design

A lifelong gamer with a passion for a deep understanding of design, Blaine has been an independent game developer for 2 years. As a published author with a background in biomedical engineering and an avid competitive player of strategy and card games, Blaine takes an analytical and player-focused approach to create games. His mission is to find elegant solutions that never compromise on clarity or fun.

Blaine is currently part-time and is not taking a salary compensation.



David Rivera

Project Manager

*Ever since begging his parents for Sonic the Hedgehog on the Sega Genesis at the age of six, gaming has been in David's veins. From ColecoVision to tabletop to console and PC, David loves the whole breadth of the gaming technology spectrum. David has been in commercial production for the past 5 years working with clients from small startups to multi-billion dollar companies including PepsiCo, Fiat Chrysler, Macy*s, and more. He enjoys creating universes for you to get lost in and is eager to bring his love of gaming and world-building to the Marshmallow Jetpack team.*

David is currently part-time and is not taking a salary compensation.



Bex Smith

Project Manager

Bex is a lifelong gamer, playing everything from tabletop to VR. Finding fulfillment in providing people with new experiences, she enjoys making board games that bring friends and family together. Coming from the world of entertainment and advertising, Bex has helped bring projects to life with some of the largest brand and agency names, including Oscar and Emmy award-winning directors.

When she's not working or gaming, you'll often find her reading, making candles, or working on her first novel. Her passion is immersive storytelling and she is thrilled to facilitate Marshmallow Jetpack in creating vibrant worlds in which people can escape.

Bex is currently part-time and is not taking a salary compensation.



Devin Minor

QA and Story

Devin has been a gamer since 1995 when he started his journey with Super Mario Bros. Devin chased his interest through tabletop and card games to become an avid Dungeon Master. He brings to Marshmallow Jetpack a strong focus on balance, QA, and immersion and is excited to give back to the world through the medium that he has gained so much from.

Devin is currently part-time and is not taking a salary compensation.



Liam Binell

Jr. Tools Programmer

Liam is a young aficionado of all things Computer Science. As a current university student and children's teacher, he understands the importance of education in game design and can fluently translate technical nuance. An avid gamer both onscreen and on the table, Liam is excited to build something that makes people feel like they can save the world.

Liam is currently part-time and is not taking a salary compensation.



Ryan O'Connor

UI/UX Designer

Ryan grew up on a steady diet of Sega Genesis, Gameboy, and Trading Cards. Unsurprisingly, that didn't lead to him becoming a professional athlete. Competitive gaming took him to work on the World of Warcraft TCG in 2006, and that started a 15-year career in the gaming industry. While he's seen the industry from just about every angle, he's become obsessed with how games and their components look. Whether it's a small physical game token, a digital card frame, or a giant convention banner, he just wants everything to look and feel as cool as possible.

Ryan is currently part-time and is not taking a salary compensation.



Robert Kirkbride

Consultant/Advisor

Robert's pursuits have always stemmed from his love for storytelling. After earning a Master of Fine Arts Degree specializing in Creative Writing from Western Michigan University, he continued to pursue his passion for esports, bringing his narrative style to the Overwatch League. Since 2017 he has worked as a Producer and Broadcaster for the Overwatch League and continues to write fiction and create content around gaming in all forms of media.



Tim Tello

Consultant/Advisor

Tim has a passion for looking out the window and seeing the future. His career has been built around the ability to see what's next. From influencers, cryptocurrency, and block chain, to new innovations on seemingly stale products. A few of his accolades include being a Harvard Business School graduate, a 30 under 30 nominee, Find Your Grind Best in Games (https://findyourgrind.com/people/timothy-tello/), receiving the first ever ERC 20 token no action letter from the SEC (https://www.sec.gov/corpfin/pocketful-quarters-inc-072519-2a1), patent for the use of game tokens across block chain, and a successful exit to Microsoft Game Pass.

Tim is currently the COO of Pocketful of Quarters, which operates as a gaming platform. The site is designed to supply content creators with tools for growth and engagement as well as being the first universal gaming token on block chain. POQ plans to use the 500 streamers and its user base to distribute and publish new and appealing video game titles that all share its patented coin technology. Pocketful of Quarters has reached 600k users and with continued growth of 30% month over month and is on pace to reach nearly 5 million users by years end.



Nick Grayson

Consultant/Advisor

A former Artificial Intelligence Researcher, Nick joined Blizzard Entertainment to chase the beauty he found running Super Smash Brothers Melee tournaments. There, he managed the growth of collegiate Overwatch and later Esports Technology. Nick then joined Google as a Product Manager on Android to deploy smart features to billions of people worldwide. Secretly, he plots in the shadows as game designer and resident Dungeon Master at Warchief Gaming.

Nick is currently part-time and is not taking a salary compensation.

Offering Summary

Company	:	Marshmallow Jetpack Inc.
Corporate Address	:	39848 San Francisquito Canyon Road, Santa Clarita, CA 91390
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	5,000
Maximum Number of Shares Offered	:	535,000
Price per Share	:	$2.00
Pre-Money Valuation	:	$18,000,000.00

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% Bonus Shares.

Amount-Based:

$250 | Lead

Access to alpha and another key to give a friend.

$500 | Copper

Access to the private Investor community.

$1,000 | Bronze

Your name added to the "Wall of Fame" on the Marshmallow Jetpack website.

$2,500 | Iron

Exclusive Investor Hangar Skin NFT.

$5,000 | Silver

A free presale bundle (the bundle we make at the standard level for the presale itself) + 3% Bonus Shares.

$10,000 | Gold

Exclusive Investor Chassis Skin NFT + 5% Bonus Shares.

$25,000 | Platinum

Dinner with the team (travel and lodging not included). + 7% Bonus Shares.

$50,000 | Vantium

Work with the team to make a character in the game world + 10% Bonus Shares.

*All perks are occur after the offering ends.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video games have become a core part of the world's culture and economy. In 2020, players spent $40B on in-game cosmetics alone.*

The transition to digital has also brought the boom of blockchain technologies and the rise of NFTs. Non-Fungible Tokens have received a lot of attention and scrutiny. Because they rarely have valuable functionality, NFTs mostly sit in digital wallets gathering dust**. What if these digital goods could have real uses within games?

Marshmallow Jetpack is a game studio founded to push the boundaries of game design and technology. We are currently developing our debut game, Velkin Falling, where players build and pilot three-story-tall mechs for ultimate glory. The mech's parts, abilities, or skins can be stored as NFTs that the players own. That means that valuable items can be sold to other players searching for the part to make their giant mech perfect.

The gameplay itself features turn-based strategy on a hexagonal grid. Position strategically, manage the mech's power core, and plan the activation of weapons and modules to make the most of your custom build. These elements combined make Velkin Falling a fresh new genre of game.

Velkin Falling is just the first step. By visiting StartEngine.com, you can easily invest in Marshmallow Jetpack and join us on our journey.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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